

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

February 4, 2008

Mr. Con Unerkov
Chief Executive Officer
China Media Group Corporation
1803 Chinachem Tower
34-37 Connaught Road, Central, Hong Kong

> **Re: China Media Group Corporation
> Registration Statement on Form SB-2
> File No. 333-148603
> Filed January 11, 2008**
>
> **Post-Effective Amendment Number 3 to Form SB-2
> File No. 333-141381
> Filed January 17, 2008**

Dear Mr. Unerkov:

We have limited our review of your Forms SB-2 to consideration of the structure of your offering, the disclosure concerning the equity line of credit, and related matters, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Capitalization, page 4

1. The number of shares you state as being offered by the selling shareholder, 35,000,000 varies from the figure you state on page 56 under "Selling Stockholder," 37,631,579. Please revise.

Equity Line of Credit Arrangement, page 23

2. We note that $50,000 of common stock has already been sold under the equity line agreement. Clarify how many shares have been sold and how much cash proceeds have been received by the company from the sale of shares.

3. Please revise to indicate how many draw downs China Media Group Corporation has made pursuant to the equity line agreement.

Selling Stockholder, page 56

4. We note that the final chart on page 58 does not reflect the shares registered on behalf of the selling shareholder Tailor-Made in the registration statement on Form SB-2 declared effective by the Commission on May 14, 2007, file no. 333-141381. Please revise all three columns, as applicable, which currently reflect the figure as "nil."

<p align="center">*   *   *</p>

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Paul Fischer, Staff Attorney, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director